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July 26, 2022

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Alan Campbell
Joshua Gorsky
Mary Mast
Sasha Parikh

Re:	ODDITY Tech Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted May 13, 2022 CIK No. 0001907085

Ladies and Gentlemen:

On behalf of our client, ODDITY Tech Ltd. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated May 27, 2022 (the “Comment Letter”), regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1, as submitted to the Staff on May 13, 2022.

Concurrently with this letter, the Company is confidentially submitting Amendment No. 3 to the Company’s Draft Registration Statement on Form F-1 (“Amendment No. 3”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 and all references to page numbers in such responses are to page numbers in Amendment No. 3.

July 26, 2022

Prospectus Summary, page 1

1.	Please revise this section, where appropriate, to disclose, if true, that you have identified a material weakness in your internal control over financial reporting which caused you to restate your previously issued 2020 financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 82

2.	We note your response to prior comment 2 and disagree with the analysis presented in your response. Please revise this section, where appropriate, to present your separate LTV and CAC calculations for new U.S. customers acquired during the year ended December 31, 2020. Alternatively, please remove the LTV:CAC ratio from your disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 7, 83, 103, and 113 to remove the LTV:CAC ratio from Amendment No. 3.

Driving Customer Acquisition, Retention, and Repeat Purchases, page 83

3.	You disclose on page 85 that “gross revenue” is a non-GAAP measure. Please revise your discussion on page 83, and throughout the filing as necessary, to precede the disclosure of your non-GAAP measures with a discussion of the comparable GAAP measure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has presented net revenue, the most directly comparable GAAP measure to total sales (previously referred to as “gross revenue”), ahead of total sales in each place that total sales is discussed. Further, the Company advises the Staff that it calculates the percentage of paid vs. unpaid sources as a metric to track the efficiencies of the Company’s advertising and marketing. Because there can be variability in returns from period to period, the Company tracks the percentage of paid vs. unpaid sources as a function of its total sales, before returns, to remove that variability, and to provide investors and analysts with what we believe is the most accurate measure of such metric. The Company further advises the Staff that computing such a metric on a separate financial metric would be a considerable undertaking, since it has not tracked, and does not intend to track in the future, the percentage of paid vs. unpaid sources of any financial metrics other than total sales.

Non-GAAP Financial Measures, page 85

4.	We noted your revised presentation using the term “Gross Revenue” as a non-GAAP measure. Presenting a measure entitled “Gross Revenue” before discounts or other incentives that reduce revenue under US GAAP would not be appropriate. Accordingly, please revise the name of this non-GAAP measure here and throughout the filing where applicable. In this regard, you may present such a measure and call it “billings” or “bookings” if it is consistent with amounts invoiced to customers before discounts and returns.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 4, 15, 83, 84, 85, 102, 104, 107, 108 and 141.

July 26, 2022

Business

The Scarce Combination of Scale, Growth, and Profitability, page 96

5.	We note your response to prior comment 3 and revised disclosure. Please revise the “Profitability” bullet to disclose the identities of the companies used for the comparison. Please also revise the first sentence of the bullet to clarify, if true, that the comparison is limited to DTC businesses that are publicly-reporting companies and does not include privately-owned DTC businesses.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 97 to clarify the comparison is limited to certain publicly reporting DTC businesses. The publicly-reporting DTC businesses used in such comparison include: Allbirds, Far Fetch, FIGS, Hims & Hers, Lulus, MyTheresa, Poshmark, The Real Real, Rent The Runway, Revolve, ThredUp, Warby Parker, and Wayfair. The Company advises the Staff that it believes the specific listing of all these companies in its disclosure is unnecessary to support the claims made in its disclosure.

Management

Incentive Plans with Respect to Spoiled Child, page 133

6.	We note your response to prior comment 6 and disagree with the analysis presented in your response. Please describe the revenue thresholds and any other material terms associated with the incentive bonuses described in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 141.

Digital Securities, page 147

7.	Please revise to provide a complete description of the offering process for the digital securities, including the exemption relied upon to conduct the offering. Please also provide us with your analysis as to how the offering complied with the relevant exemption.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the offering of the digital securities (the “Token Offering”) was exempt from registration pursuant to the safe harbor under Rule 506(c) of Regulation D of the Securities Act of 1933, as amended.

Rule 506(c) requires (1) that all purchasers of securities sold in an offering relying on the exemption be accredited investors, (2) that the issuer of securities take reasonable steps to verify that purchasers of securities sold in an offering relying on the exemption are accredited investors, and (3) that there are no “bad actor” disqualifications under Rule 506(d).

First, the Company advises the Staff that all purchasers of securities in the Token Offering are accredited investors, as defined under Regulation D, based on the verification of such status as set forth below.

Second, the Company advises the Staff that it has taken reasonable steps to verify investors in the Token Offering are accredited investors. Under Rule 506(c)(ii), an issuer shall be deemed to have taken reasonable steps to verify accredited investor status if, among other options, it conducts one of the following methods of verification:

July 26, 2022

a.	If a purchaser is an accredited investor on the basis of income, by reviewing an Internal Revenue Service form (such as a Form W-2, Form 1099 or Schedule K-1) for the two most recent years.

b.	If a purchaser is an accredited investor on the basis of net worth, by reviewing, dated within the prior three months:

i.	With respect to assets: bank statements, brokerage statements, or certificates of deposit, tax assessments, or appraisal reports.

ii.	With respect to liabilities: a consumer report from a consumer reporting agency.

c.	By obtaining a written confirmation from a registered broker-dealer, an investment adviser registered with the Staff, a licensed attorney, or a certified public accountant confirming verification of accredited investor status within the prior three months.

The Company conducted much of the logistics of the Token Offering through and with the assistance of Securitize LLC (“Securitize”), an online platform that assists in digital security offerings. In addition to providing disclosure and information on the Token Offering itself, the Securitize platform also required investors to (1) upon accessing the Token Offering materials, attest that they were an accredited investor, as defined under Regulation D, and (2) upon registration on the platform, to upload appropriate documentation supporting their accredited investor status based on the methods set forth above. Securitize and the Company subsequently reviewed and ensured that such uploaded information actually supported each investor’s status as an accredited investor. The Company believes that these processes were “reasonable steps” to verify accredited investor status pursuant to Rule 506(c)(ii).

Third, the Company advises the Staff that it has taken reasonable steps to verify that there are no “bad actor” disqualifications for any of the purchasers of securities in the Token Offering.

Finally, the Company advises the Staff that it has filed a Form D on June 22, 2022 reflecting the closing of the Token Offering in compliance with Regulation D.

8.	Please provide a complete description of the digital securities and the documentation establishing the terms of the securities. In your revisions, please disclose the number of securities sold and the offering price per security. Please also file the offering materials prepared in connection with the offering and used to conduct the offering as exhibits to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 153 and 154. The Company further advises the Staff that the Token Offering raised $648,000, and therefore was not material to the Company’s business, financial condition or results of operations. As a result, the Company respectfully advises the Staff that the filing of the offering materials prepared in connection with, and used to conduct, the Token Offering is not required under Item 601 of the Securities Act.

July 26, 2022

Notes to Consolidated Financial Statements

Note 3- Acquisitions, page F-16

9.	Please clarify in the filing the methodology used to determine the fair value of the technology acquired in the acquisition of Voyage81 Ltd.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-16. The acquired technology was valued by an independent third-party valuation firm using the multi-period excess earnings method under the income approach. This method reflects the present value of the projected cash flows that are expected to be generated by the acquired technology after making adjustments for the cash flow contributions of other assets, which are also known as contributory asset charges.

Note 16- Subsequent Events, page F-28

10.	You state that you issued and sold digital securities in a private placement which will automatically convert into Class A ordinary shares at the closing of this offering at a conversion price equal to 80% of the initial public offering price per share. Please address the following:

•	Provide us a thorough analysis of how you intend to account for the digital securities, citing all applicable GAAP literature.

•	Clarify in the filing all of the terms of the digital securities, including the functionality of the securities. For example, clarify if the holder receives any product discounts, promotional giveaways or order priority that are not otherwise available.

•	We note your disclosure in the Capitalization and Dilution table disclosures on pages 78 and 80 as of December 31, 2021. Please tell us how you determined to present the securities in the tables. Clarify if you intend to account for the digital securities as equity securities and why.

•	Tell us how you intend to account for the conversion feature, which is at 80% of the initial public offering price.

•	Based on the disclosure in the filing, the digital securities will convert upon the initial public offering. Clarify in the filing the current and future business purpose of forming and issuing the digital securities.

•	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your digital and/or equity security issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for digital and/or equity security issuances including stock compensation. If the value of the digital securities is not determined based on the common stock, tell us how you determined the value of the digital securities. Please discuss with the staff how to submit your response.

July 26, 2022

•	Tell us how you accounted for the costs of research and developing the tokens providing us your basis for the accounting treatment.

•	Clarify in the filing the forms of payment received for the digital securities, the amount of each form, the number of digital securities sold, and the accounting treatment for any form of payment received if other than cash, including the accounting basis.

•	Tell us if the digital securities were issued to third parties at arms' length or if they were issued to related parties. In addition, tell us your consideration of accounting for any issuance in accordance with ASC 718.

•	You state that the digital securities are redeemable, in whole or in part, at your option at the cash redemption price equal to the original purchase price of the digital securities. Clarify the original purchase price at which the digital securities may be redeemed.

•	You state that upon conversion of the digital securities into Class A ordinary shares, the tokens previously representing such digital securities will be decommissioned. Clarify in the filing what you mean by "decommissioned" and your consideration of any accounting implications of the decommissioned digital securities. For example, if the digital securities are authorized, but none are outstanding, tell us your consideration of including that disclosure on the balance sheet and the terms of the securities in the notes to the financial statements.

•	Clarify in the filing what happens to the digital securities if the IPO does not occur and how it will be accounted for.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-28. Each Digital Security will automatically convert into Class A ordinary share of the Company immediately prior to the closing of an initial public offering by the Company of its Class A ordinary shares (an “IPO”) at a conversion price equal to 80% of the initial price per Class A ordinary share to the public in such an IPO (the “IPO Conversion”). Holders of the Digital Securities do not have any voting rights, are not entitled to any dividends or other distributions. The holders of the digital securities are not entitled to any product discounts, promotional giveaways or order priority that are not available to all other customers. The Company can elect, under its sole discretion, to redeem the digital securities at any time for cash in an amount equal to the original issuance price (the “Optional Redemption”). The digital securities are perpetual, unless redeemed by the Company or converted in an IPO.

The Company evaluated the accounting for the digital securities by applying ASC 480, “Distinguishing Liabilities form Equity” and ASC 815, “Derivatives and Hedging.” The Digital Securities were determined to not require liability classification under ASC 480, as the Digital Securities do not embody an obligation of the Company. The Digital Securities can only be settled upon the IPO Conversion or the Optional Redemption, both of which are under the Company's control. Because the Digital Securities do not require liability classification under ASC 480, the Company evaluated the digital securities under ASC 815-40. The digital securities provide for a fixed settlement amount, dependent on the occurrence of an IPO. Because the occurrence of an IPO is not an input into the pricing of a fixed-for-fixed option on equity shares, the Company has concluded that the Digital Securities are not indexed to the Company's own stock, and thus, should be classified as a liability measured at fair value, with changes in fair value reported in earnings. In addition, if the IPO Conversion does not occur, the Digital Securities will continue to be accounted for at fair value with changes in fair value recognized in earnings until either the IPO Conversion or Optional Redemption occur.

The Company did not assess the Digital Securities for embedded derivatives since any recognized derivatives shall not be separated from the Digital Securities pursuant to ASC 815-15-25-1(b), as the Digital Securities will be measured at fair value through earnings.

The Company respectfully advises the Staff that no research and development costs were incurred in connection with the issuance of the Digital Securities. Because the Digital Securities will be converted to Class A ordinary shares upon the IPO Conversion, the Company will include such conversion in the disclosure of pro forma figures in the Dilution and Capitalization sections of the Registration Statement in order to properly reflect Class A ordinary shares that will be outstanding at the conclusion of the IPO Conversion. Upon the IPO Conversion, each digital security will be decommissioned, the token that represents such digital security will be frozen (therefore no longer able to be transferred, used or viewed) and the blockchain-based contract supporting the token will be destroyed without an option to reissue it again (the “Decommission”), thus distinguishing the Digital Securities from traditional equity that remains “authorized” and able to be re-issued.

The Digital Securities were issued at a purchase price of $1,000 per digital security, which also represents the cash redemption price of each digital security upon the Optional Redemption.

The Company respectfully advises the Staff that the business purpose for forming and offering Digital Securities was to enable broader investment in the Company and, because of the Decommission, there are no future business plans for the Digital Securities. The Digital Securities were issued to third parties and employees with equal terms. The Digital Securities that were issued to third parties were issued at arms’ length and the employees that participated in the offering paid the same price per security and have met the same criteria of “accredited investors” or certain parties that are not “U.S. persons” as the other third-party investors that participated in the offering. All payments made in respect to the issuance of the Digital Securities were made in cash. Therefore, the Company has concluded that the Digital Securities issued to employees are not in the scope of ASC 718, pursuant to ASC 718-10-15-3 and ASC 718-10-15-5.

July 26, 2022

The Company further advises that it will provide the Staff with a supplemental letter containing a summary of the determination of the fair value of the Class A ordinary shares that will be issued in its IPO, and for which the Digital Securities will be converted upon the IPO Conversion.

11.	We noted in Item 7 within the Part II information provided, you state "In May 2021, we issued and sold an aggregate of [blank] of digital securities in a private placement." As the year you issued and sold these digital securities appears to be a discrepancy, please revise accordingly. If not, please advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in Item 7.

General

12.	With reference to the guidance contained in Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, we note that graphic presentations should not obscure other prospectus disclosure. Accordingly, please tell us why you believe it is appropriate to include ten pages of graphics and accompanying text in a narrative that precedes the Summary section. In addition, please refer to the above referenced Compliance and Disclosure Interpretation and revise the text so that it does not focus on only the most favorable aspects of your business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the graphic presentations to comply with the relevant guidance.

* * *

July 26, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1320 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc Jaffe

Marc Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Oran Holtzman, Chief Executive Officer, ODDITY Tech Ltd.
Lindsay Drucker Mann, Chief Financial Officer, ODDITY Tech Ltd.
Jonathan Truppman, Esq., Chief Legal Officer, ODDITY Tech Ltd.
Ian Schuman, Esq., Latham & Watkins LLP
Alison Haggerty, Esq., Latham & Watkins LLP
Michael Kaplan, Esq., Davis Polk & Wardwell LLP
Roshni Banker Cariello, Esq., Davis Polk & Wardwell LLP